February 8, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 80

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 80 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 80 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended.

This Amendment is being filed pursuant to Rule 485(a) under the 1933 Act for the purposes of: (i) updating the Trust’s registration statement in connection with the annual update; and (ii) incorporating into the Trust’s registration statement the changes listed in the Exhibit attached hereto. It is proposed that the Amendment will become effective on May 1, 2011.

The Registrant undertakes to file a post-effective amendment to the Trust’s registration statement on Form N-1A on or about April 30, 2011, pursuant to Rule 485(b) under the 1933 Act, containing: (i) the updated financial statements of the series of the Trust; (ii) required exhibits; (iii) completed disclosures; (iv) responses to any comments of the U.S. Securities and Exchange Commission Staff relating to this filing; and (v) other non-material changes permitted by Rule 485(b).

Please contact Erin E. Douglas at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.

cc:	Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP

Attachment

Forward Funds

File Nos. 033-48940/811-06722

Form N-1A Post Effective Amendment No. 80

Exhibit

General changes:

Effective May 1, 2011, the names of the following existing series of the Trust will change to the new names set forth opposite their current names below and are reflected in the attached Prospectuses and Statement of Additional Information (“SAI”).

Current Fund Names	New Fund Names
Forward Long/Short Credit Analysis Fund	Forward Credit Analysis Long/Short Fund
Forward International Fixed Income Fund	Forward EM Corporate Debt Fund
Forward Strategic Realty Fund	Forward Real Estate Long/Short Fund

Changes to Forward Funds Investor/Institutional Prospectus

•	All previously filed stand-alone prospectuses were combined into the consolidated prospectus for all series offering such share classes.

•	Registration of the Forward Select EM Dividend Fund, a new series of the Trust.

Changes to Forward Funds Class A, Class B, Class C and Class M Prospectus

•	All previously filed stand-alone prospectuses were combined into the consolidated prospectus for all series offering such share classes.

•	Registration of Class C shares of the Forward Commodity Long/Short Strategy Fund, an existing series of the Trust.

•	Registration of the Forward Select EM Dividend Fund, a new series of the Trust.

Changes to Forward Funds Class Z Prospectus

•	All previously filed stand-alone prospectuses were combined into the consolidated prospectus for all series offering such share class.

Changes to SAI

•	All previously filed stand-alone statements of additional information were combined into the consolidated SAI for all series and all classes.

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